SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Renewables GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Development Finance Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,760

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,760

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,760

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Pattern Energy Group Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Wind II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person PN

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100		13D

1	Names of Reporting Persons R/C Renewable Energy GP II, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,112,762

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,112,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,112,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 70338P 100	13D

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 12, 2014 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy Group Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.                            Interest in Securities of the Issuer

Item 5(a) - (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Class A shares beneficially owned by each of the Reporting Persons, as well as the number of Class A shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 98,096,760 Class A shares outstanding as of May 7, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pattern Renewables LP	2	*	0	2	0	2
Pattern Renewables GP LLC	2	*	0	2	0	2
Pattern Development Finance Company LLC	6,112,760	6.2%	0	6,112,760	0	6,112,760
Pattern Energy Group LP	6,112,762	6.2%	0	6,112,762	0	6,112,762
Pattern Energy GP LLC	6,112,762	6.2%	0	6,112,762	0	6,112,762
Pattern Energy Group Holdings LP	6,112,762	6.2%	0	6,112,762	0	6,112,762
Pattern Energy Group Holdings GP LLC	6,112,762	6.2%	0	6,112,762	0	6,112,762
R/C Wind II LP	6,112,762	6.2%	0	6,112,762	0	6,112,762
Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.	6,112,762	6.2%	0	6,112,762	0	6,112,762
R/C Renewable Energy GP II, L.L.C.	6,112,762	6.2%	0	6,112,762	0	6,112,762

* Less than 0.1%

R/C Renewable Energy GP II is the managing member of R/C Renewable Energy Grant GP, which is the general partner of R/C Wind II, which is the managing member of PEG Holdings GP, which is the general partner of PEG Holdings, which is the managing member of Pattern Energy GP, which is the general partner of PEG LP, which is the sole member of Pattern Renewables GP, which is the general partner of Pattern Renewables. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Renewables. PEG LP is the sole member of Pattern Finco. As a result, R/C Renewable Energy GP II, R/C Renewable Energy Grant GP, R/C Wind II, PEG Holdings GP, PEG Holdings,

CUSIP No. 70338P 100	13D

Pattern Energy GP and PEG LP may be deemed to share beneficial ownership of the shares held by Pattern Finco. R/C Renewable Energy GP II, LLC is managed by a five-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by Pattern Renewables. Such individuals expressly disclaim any such beneficial ownership.

Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

From the date of the most recent amendment to this Schedule 13D through May 22, 2018, Pattern Finco disposed of 1,063,100 Class A shares, in a series of transactions at prices ranging from $17.37 to $19.05 per share in open market transactions on the Nasdaq Global Select Market. Details by date, listing the number of shares of Class A shares disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
April 19, 2018	54,600	$17.7216
April 20, 2018	41,300	$17.7796
April 23, 2018	36,300	$17.8536
April 24, 2018	42,500	$17.8610
April 25, 2018	28,500	$17.8597
April 26, 2018	37,600	$18.1836
April 27, 2018	34,400	$18.2151
April 30, 2018	39,300	$18.1585
May 1, 2018	35,700	$18.1558
May 2, 2018	26,700	$18.2172
May 3, 2018	51,300	$17.9236
May 4, 2018	38,200	$18.0690
May 7, 2018	32,600	$18.1708
May 8, 2018	33,800	$18.0435
May 9, 2018	43,000	$17.9911
May 10, 2018	139,100	$18.7318
May 11, 2018	51,000	$18.2990
May 14, 2018	38,400	$18.3071
May 15, 2018	44,600	$18.0165
May 16, 2018	30,800	$18.1568
May 17, 2018	79,100	$17.6092
May 18, 2018	37,500	$17.5184
May 21, 2018	24,900	$17.6138
May 22, 2018	41,900	$17.8834

CUSIP No. 70338P 100	13D

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Class A shares of the Issuer since the most recent filing on Schedule 13D.

(d)                                 None.

(e)                                  Not applicable.

CUSIP No. 70338P 100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2018

PATTERN RENEWABLES LP

	By:	/s/ Dyann S. Blaine
	Name:	Dyann S. Blaine
	Title:	Vice President

PATTERN RENEWABLES GP LLC

	By:	/s/ Dyann S. Blaine
	Name:	Dyann S. Blaine
	Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LP

	By:	/s/ Dyann S. Blaine
	Name:	Dyann S. Blaine
	Title:	Vice President

PATTERN ENERGY GROUP LP

	By:	/s/ Dyann S. Blaine
	Name:	Dyann S. Blaine
	Title:	Vice President

PATTERN ENERGY GP LLC

	By:	/s/ Dyann S. Blaine
	Name:	Dyann S. Blaine
	Title:	Vice President

CUSIP No. 70338P 100	13D

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS GP LLC
By: R/C Wind II LP, its managing member
By: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

R/C WIND II LP
By: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.
By: R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

CUSIP No. 70338P 100	13D

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person